Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

TD Ameritrade Network “The Watch List”– Interview with Nicole Petallides and Sumant Sinha

TD Ameritrade Network

February 24, 2021

Nicole Petallides: Well why now? This is the time for renewable energy, you’re going public via a SPAC. Tell me more about this deal and why it’s important now?

Sumant Sinha: Well you know Nicole, thanks so much of course for having me on the show. Look, we were, from our own corporate evolution standpoint, we were looking to go public. And you know the IPO market of course, was one alternative and then going public via a SPAC was a fairly credible other alternative. There are many advantages to going public via a SPAC. And so that’s what we chose to do. We’ve got a very interesting partner in RMG Acquisition Corp., a great bunch of guys, good expertise in the power sector, a great knowledge of the U. S. investor base and we thought they would be terrific partners for us to go to the public markets with. And that is why we decided to go with them and that is why right now.

Nicole Petallides: Yeah, you talked about a SPAC having some advantages. What were some of the key advantages that really just sort of made you make your decision?

Sumant Sinha: Well you know, as I said, one of the very paths that we were sort of following was to go public in the normal course. But then we were introduced to a few SPACs and it seemed to us that going public via a SPAC was also very a very credible path. And we saw that last year almost half of all U. S. IPO actually-happened through a SPAC listing. So I think that it’s now something that is very common, it allows us the opportunity of talking to investors in a more detailed manner and essentially partnering with a sponsor of a SPAC who can be a good long-term partner. And so from those standpoints we thought that doing a SPAC listing was actually not a bad alternative at all. And in fact was something that we should be actually exploring.

Nicole Petallides: Right. Tell me a little bit more about the company at this point, renewable energy, how you’re addressing India’s need for renewable energy? Does it go beyond India eventually in your own mind?

Sumant Sinha: Yeah, sure you know just a word about the Indian market, India’s power market is the third largest in the world, after China and the U.S., and we’re actually growing most rapidly. And therefore, India’s power demand is actually gonna double in the next 10 years or thereabouts. And within that, there is a big shift that is happening towards renewables because renewable energy is now the cheapest form and the cheapest source of new electricity. And so therefore in this big crazy growth of power in India but also with this transition taking place for renewables, we’re gonna be looking at a five to six times growth of the existing and stored capacity of renewables over the next 10 years. So it’s a market that is going to grow very rapidly and we as a company are well poised to benefit from that. We’re the largest of the leading renewable energy company in India at this point in time, with roughly a 10% market share. So as the Indian market grows, we’ll have the opportunity of investing several, you know billions of dollars in creating new wind and solar capacity in the country.

And so therefore as we look at this opportunity—you know it’s tremendous, it’s exciting, and as renewable energy grows, and--you know we start looking at dealing with the intermittency issues that allows to provide intelligent hybrid solutions as well. So I think we’ll actually have our hands full capitalizating on the growth opportunity in the Indian market. So I think in the near-term that’s what we’re likely to do. Long term, we might look at other markets as well, but I think for the near-term our focus is really gonna be here.

Nicole Petallides: Yeah, well it makes sense, because with only—and I say “Only,” but 10% penetration but you are the largest, you have a lot of room to grow, especially as demand rises, as you said behind China and the U. S., but the quick demand that you’re seeing, that exponential growth that could happen over the next five to 10 years really does bring in some good growth opportunities, when you talk about revenue numbers and how you’ll be making money, tell me about that?

Sumant Sinha: Well it’s very simple, you know at the heart our business model is not very complicated. We basically sign power purchase agreements with the solution utilities. These are typically 25 years in maturity, we get them at fixed price contracts through auctions. And then of course, we have to set up projects and the cheaper we can set up these projects, the better it is. As far as our own company is concerned the reason we’ve grown so rapidly is because right from day one, we’ve had to fully end to end integrated execution model which allows us to keep our costs low. We also have a very strong digital and analytics capability which allows us to operate our assets at very high efficiency levels.

So within all of those factors and comparative financing solutions that we are able to get, we’re actually able to get very good returns for the projects that we win. And so therefore our profitability is fairly good, our EBITDA margins and typically in the mid-80s percentage, so about 85-86% and that leads to a profitable growth for us and gives us sufficient cashflow to reinvest for growing our business quite substantially, going forward. And just a word about our current capacity, we have 5.5 gigawatts of current commissioned wind and solar capacity, we’re constructing another 4.5 gigawatts which will be up and running in the next two years’ time. And as the Indian market keeps growing and as we maintain our, let’s say 10% market share, we should be looking to add another 10—8 to 10 gigawatts on top of this by the year 2025. So we’re looking at fairly significant growth from this point on.

Nicole Petallides: Oh, so nearly doubling, nearly doubling your capacity in five years rather than 10 years with 5.5 gigawatts and maybe 4.5 gigawatts roughly. Tell me about what you think about green energy her in the States. Are there some companies or some ideas or things that interest you more than others?

Sumant Sinha: Well you know I think the U. S. is a very interesting market, it’s obviously highly deregulated. And so unlike in India where you are able to get long-term power purchase agreements, in the U.S. that’s a little bit harder, so you do have to rely more on markets than on long-term PPAs. I think one of the interesting factors in the U. S. is the development of the corporate PPA market and customers directly buying power from developers and generators like us, whether it’s corporate or residential consumers. So I think in that sense, the U.S. market is somewhat different from the Indian market. But look, there are of course a number of very exciting companies in the U.S. that have listed recently, and that have grown to--you know good levels.

Nicole Petallides: Yeah. I liked your talk about profitability and cashflow looking good too. Tell me about if somebody wants to invest in the company and be a part of this company, how will they do this? The ticker symbol, the timing?

Sumant Sinha: Sure. So you know we just announced our business merger agreement, our combination agreement with the RMG Acquisition Corp at 2, today. It trades under the ticker symbol of RMGB. So RMGB is the ticker symbol for the SPAC right now. We hope to consummate and complete our merger with them, over the next two to three months. So hopefully by the second quarter of this calendar year. And at that point in time, our ticker symbol will change to RNW, standing for Renew which is as you know the name of our company. And so if you wanna get direct exposure today, you should just buy RMGB, and then eventually, that’ll roll into our company’s eventual ticker symbol. So I think that’s really (INAUDIBLE)—

Nicole Petallides: —Sumant, great to—

Sumant Sinha: —(INAUDIBLE) closing.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.